Sub-Adviser:  "Loomis Sayles & Company"
Fund Name:  PFI Global Multi-Strategy Fund
Issuer:  Bank of America Corp. Notes
Date of Purchase:  03/27/14
Underwriter From Whom Purchased:  BofA Merrill Lynch
Affiliated/Principal Underwriter of Syndicate:
Natixis Securities North America
 Purchase Price:  $99.97
Aggregate % of Issue Purchased by the Firm:  0.87%
Commission Spread or Profit:  0.35%
Fair & Reasonable Commission (Y/N) (1)Y